02041283

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

P.E. 6-10-02

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 10 June 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By : ALAN McCULLOCH
Assistant Secretary

Date of signing : 21 May 2002

13:00 07 Jun RNS-REG-Scottish Power PLC <SPW.L> Director Shareholding

RNS Number:9280W
Scottish Power PLC
7 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Charles Berry

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Charles Berry

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Charles Berry

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Charles Berry

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of option under the ScottishPower Sharesave Scheme

7) Number of shares/amount of stock acquired

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 50 pence each

12) Price per share

Option price per share: 323 pence per share

13) Date of transaction

Option granted on 7 June 2002

14) Date company informed

7 June 2002

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

7 June 2002

18) Period during which or date on which exercisable

1 September 2005 - 28 February 2006

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

2,941 ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

323 pence per share

22) Total number of shares or debentures over which options held following this notification

259,287 shares

23) Any additional information